Exhibit 12(b)

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Year ended December 31
	2017	2016	2015	2014	2013
FIXED CHARGES
Interest expense	$91.5	$76.6	$60.2	$53.4	$58.9
Facility and equipment rental	1.6	1.4	1.6	1.6	1.5

TOTAL FIXED CHARGES	$93.1	$78.0	$61.8	$55.0	$60.4

EARNINGS
Income before income taxes	$91.3	$139.2	$182.2	$175.0	$159.4
Depreciation	340.9	277.2	246.6	232.3	210.0
	432.2	416.4	428.8	407.3	369.4

FIXED CHARGES	93.1	78.0	61.8	55.0	60.4

EARNINGS AS DEFINED	$525.3	$494.4	$490.6	$462.3	$429.8

RATIO OF EARNINGS TO FIXED CHARGES	5.64x	6.34x	7.94x	8.41x	7.12x